Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Forestar Group Inc. and subsidiaries (Forestar Group) for the registration of common stock, preferred stock, debt securities, guarantees of debt securities, and warrants and to the incorporation by reference therein of our report dated March 2, 2011, with respect to the consolidated financial statements and schedules of Forestar Group and the effectiveness of internal control over financial reporting of Forestar Group, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Austin, Texas

February 22, 2012